SANDLER O’NEILL & PARTNERS, L.P.
1251 Avenue of the Americas, 6th Floor
New York, New York 10020

April 7, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Stewardship Financial Corporation
Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-216878)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join Stewardship Financial Corporation in requesting acceleration of the effective date of the above-referenced registration statement to April 10, 2017 at 3:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Sincerely,

SANDLER O’NEILL & PARTNERS, L.P.,
as the Underwriter

By: Sandler O’Neill & Partners Corp.,
the sole general partner

By: /s/ Jennifer A. Docherty
Jennifer A. Docherty
Authorized Signatory